As filed with the Securities and Exchange Commission on  March 16, 2010

Registration No. 333-163973

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 1 to

FORM S-3

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

CLARIENT, INC.

(Exact name of registrant as specified in its charter)

Delaware	75-2649072
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

31 Columbia, Aliso Viejo, California 92656

(949) 425-5700

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Ronald A. Andrews

Chief Executive Officer & Vice Chairman of the Board

Clarient, Inc.

31 Columbia, Aliso Viejo, California 92656

(949) 425-5700

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copy to:

Shivbir S. Grewal, Esq.

Stradling Yocca Carlson & Rauth

660 Newport Center Drive, Suite 1600

Newport Beach, California 92660

(949) 725-4000

Approximate date of commencement of proposed sale to the public:  From time to time after the effective date of this Registration Statement.

If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. ☐

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a registration statement pursuant to General Instruction I.D. or a post-effective amendment thereto that shall become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act, check the following box. ☐

If this Form is a post-effective amendment to a registration statement filed pursuant to General Instruction I.D. filed to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act, check the following box. ☐

Large accelerated filer ☐	Accelerated filer ☒
Non-accelerated filer ☐	Smaller Reporting Company ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered(1)(2)	Proposed maximum offering price per unit(3)	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee(4)
Common Stock ($0.01 par value)	26,785,619	$2.44	$65,356,910	$4,659.95

(1)          In addition to the shares of common stock set forth in the table above, pursuant to Rule 416 under the Securities Act of 1933, we are registering an indeterminate number of shares of common stock issuable in connection with stock splits, stock dividends, recapitalizations or similar events.

(2)          21,052,632 of such shares being registered are issuable upon conversion of the Series A Convertible Preferred Stock, par value $0.01, and 584,253 of such shares being registered are issuable upon the exercise of stock options of the Company.

(3)          Estimated solely for the purpose of calculating the registration fee in accordance with Rule 457(c) under the Securities Act of 1933, as amended, using the average of the high and low prices for our common stock, as reported on the NASDAQ Capital Market on March 9, which was $2.44 per share.

(4)          $4,530.38 of the registration fee was previously paid by the Company.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission acting pursuant to said section 8(a) may determine.

The information in this prospectus is not complete and may be changed.  The selling stockholders hereunder may not sell these securities until the Securities and Exchange Commission declares the registration statement effective.  This prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED  MARCH 16, 2010

PRELIMINARY PROSPECTUS

CLARIENT, INC.

31 Columbia, Aliso Viejo, California 92656

(949) 425-5700

26,785,619 Shares of Common Stock

This prospectus relates to the offer and sale from time to time of up to 26,785,619 shares of our common stock which are held by certain of our stockholders named in this prospectus, who are referred to herein as the selling stockholders.  Of this amount, (i) 21,052,632 shares of our common stock are issuable to one of the selling stockholders upon the conversion of shares of Series A Convertible Preferred Stock that were previously issued by us to the selling stockholder in a private placement in March and May of 2009, and (ii) 584,253 shares of our common stock are issuable to certain of our selling stockholders upon the exercise of outstanding stock options.

The selling stockholders may sell all shares of common stock described in this prospectus in public or private transactions, on or off the NASDAQ Capital Market, at prevailing market prices, or at privately negotiated prices.  The selling stockholders may sell shares directly to purchasers or through brokers or dealers.  Brokers or dealers may receive compensation in the form of discounts, concessions or commissions from the selling stockholders.  We will not receive any proceeds from the selling stockholders’ sale of the shares of common stock.  We have agreed to bear the expenses in connection with the registration and sale of the common stock offered by the selling stockholders and to indemnify the selling stockholders against certain liabilities, including liabilities under the Securities Act of 1933, as amended.  See the section in this prospectus entitled “Plan of Distribution” for additional information on how the selling stockholders may conduct sales of our common stock.

Our common stock currently is traded on the NASDAQ Capital Market under the symbol “CLRT.”  On March 9, the closing price of our common stock was $2.44 share.

Investing in our common stock involves risks that are described in the “Risk Factors” section of this prospectus beginning on page 3 and the risk factors incorporated herein by reference from our annual report filed with the Securities and Exchange Commission.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete.  Any representation to the contrary is a criminal offense.

The date of this prospectus is                            , 2010.

You should rely only on the information contained or incorporated by reference in this prospectus and any applicable prospectus supplements.  We have not authorized anyone to provide you with information different from that contained in this prospectus.  Offers to sell, and offers to buy, the shares of common stock are valid only in jurisdictions where offers and sales are permitted.  The information contained in this prospectus is accurate only as to the date of this prospectus, regardless of the time of delivery of the prospectus or of any sale of the common stock.

SUMMARY

This summary highlights some important information about our business and about this offering. It does not include all of the information you should consider before deciding to purchase any shares of our common stock. Please review this entire prospectus and the information incorporated herein by reference, including the risk factors section and our consolidated financial statements and related notes, before you decide to purchase any shares of our common stock.

Except as otherwise indicated in this prospectus or as the context may otherwise indicate, in this prospectus the words “we,” “our,” “us” and “Company” refer to Clarient, Inc. and its subsidiaries.

Company Overview

Clarient, Inc., a Delaware corporation (“Clarient,” the “Company,” “we,” “us,” or “our”), is an advanced oncology diagnostics services company, headquartered in Aliso Viejo, California, and incorporated in 1993.  Our mission is to help improve the lives of those affected by cancer through translating cancer discoveries into better patient care.  We combine innovative technologies, clinically meaningful diagnostic tests, and world-class pathology expertise to provide advanced diagnostic services that assess and characterize cancer for physicians treating their patients, and biopharmaceutical companies in the process of clinically testing various therapies.  Our customers are connected to our Internet-based portal, PATHSiTE,™ that delivers high resolution images and critical interpretative reports resulting from our diagnostic testing services performed.

Our strategic focus is centered on identifying high-value opportunities that enable the expansion and differentiation of our cancer diagnostic services within the highly competitive medical laboratories sector in which we operate. We commercialize our services through our highly developed channels with community pathologists, oncologists, universities, hospitals, and pharmaceutical researchers.  An important aspect of our strategy is to develop and expand our diagnostic offerings by applying our technical and medical expertise in combination with available intellectual property.   Our diagnostic tests utilize “biomarkers” which are present in a human tissues, cells, or fluids to aid in understanding a cancer patient’s diagnosis, prognosis, and expected outcome from the use of specific therapeutics.  We believe that diagnostic tests which utilize biomarkers help bring clarity to critical decision making points related to cancer treatment for healthcare providers and the biopharmaceutical industry.

Company Evolution

With the completion of the human genome project in the late 1990s, medical science has entered a new era of diagnostics that will move us closer than ever before to understanding the molecular causes for complex diseases, particularly cancer. As a result, the landscape of cancer management is undergoing significant change. There is now an escalating need for advanced oncology testing to provide physicians with necessary information on the cellular profile of a specific tumor, enabling the selection of the most appropriate therapies.  Significant business opportunities exist for companies that are able to execute strategies to extract value from this new environment. For this reason, we began performing under a new business plan in the third quarter of 2004 by launching a new business initiative—building a laboratory facility providing comprehensive services focused on cancer testing for both the clinical and research markets—capitalizing on the growth that is widely anticipated over the next five to ten years in the cancer diagnostics market.

In 2005, we changed our corporate name and completed the first stage of the transformation of our business from ChromaVision Medical Systems, Inc. (positioned as a medical device provider with a single application) to Clarient, Inc. (positioned as a technology and services company offering a broad menu of advanced tests to assess and characterize cancer). We gathered an experienced group of professionals from the anatomic pathology laboratory and the in-vitro diagnostics businesses to carefully guide this transition. We have achieved rapid growth by commercializing a set of services which focus on the needs of the community pathologist. In June 2005, we kicked off the second stage of our business strategy when we signed a distribution and development agreement with Dako A/S, a Danish company recognized as a worldwide leader in pathology diagnostics systems. This enabled us to strengthen our legacy position as a leader in cellular digital image analysis with the ACIS® Automated Image Analysis System .

In 2006, we built upon our core capabilities within immunohistochemistry, a diagnostic testing methodology, with the addition of flow cytometry and fluorescent in situ hybridization molecular testing methodologies. These additions positioned us to move beyond solid tumor testing into the important area of leukemia/lymphoma assessment.

In March 2007, we entered the third stage of our business strategy by selling our instrument systems business, consisting of certain tangible assets, inventory, intellectual property (including our patent portfolio and the ACIS and ChromaVision trademarks), contracts, and other assets used in the operations of the instrument systems business (the “Technology Business”) to Carl Zeiss MicroImaging, Inc., an international leader in the optical and opto-electronics industries (the “ACIS Sale”). The ACIS Sale provided us with additional financial resources to focus our efforts on the most profitable and fastest growing opportunities within our services business. We believe that our strength as an advanced oncology diagnostics services laboratory, our strong commercial reach with cancer-focused pathologists, our unique delivery of completed services through PATHSiTE™, our deep domain expertise, and our access to robust intellectual property can propel our continued growth through the development of additional tests, unique analytical capabilities, and novel service offerings.

In December 2009, we acquired Applied Genomics, Inc. (“AGI”), a company focused on the research and development of multivariate IHC biomarkers for use in assessing the recurrence rates of various cancer types, and the likelihood of response to various treatment options.  The AGI acquisition provides us with ready-for-market IHC tests, particularly in assessing and characterizing lung cancer, pending the completion of validation procedures required under clinical laboratory regulations.  The AGI acquisition also provides us with intellectual property content and tissue bank samples for our ongoing research and development efforts.

RISK FACTORS

You should carefully consider the following risks and other information included or incorporated by reference in this prospectus before deciding to purchase any shares of our common stock, including those set forth under Item 1A of our Annual Report on Form 10-K for the fiscal year ended December 31, 2009. These risks and uncertainties are not the only ones we face. Others that we do not know about now, or that we do not now think are material, may also impair our business (including our financial condition and results of operation). The risks described in this section and included or incorporated by reference in this prospectus could cause our actual results to differ materially from those anticipated.

Risks Related to Our Business

We have a history of operating losses, and future profitability is uncertain.

We have incurred operating losses in every year since inception.  Our accumulated deficit as of December 31, 2009 was $165.0 million. Those operating losses are principally associated with the investments we have made, and expenses we have incurred, in our diagnostic services business, including bad debt expense, and to a lesser extent, the costs related to various activities associated with developing and commercializing our former ACIS technology, which we transferred to Zeiss as part of the ACIS Sale.

Although we have reduced our operating losses, we may continue to incur losses as a result of our laboratory services expansion. We may never become profitable. Even if we do achieve profitability, we may not be able to sustain or increase profitability on a quarterly or annual basis. If we are unable to achieve and/or maintain profitability, the market value of our common stock will likely decline.

Third party billing is extremely complicated and could result in us incurring significant additional costs.

Billing for laboratory services is extremely complicated. The customer is the party that refers the tests and the payor is the party that pays for the tests, and the two are not always the same. Depending on the billing arrangement and/or applicable law, we need to bill various payors, including patients, health insurance companies, Medicare, Medicaid, doctors and employer groups, all of which have different billing requirements.  Health insurance companies and governmental payors also generally require complete and correct billing information within certain filing deadlines.  Additionally, our billing relationships require us to undertake internal audits to evaluate compliance with applicable laws and regulations as well as internal compliance policies and procedures. Health insurance companies also impose routine external audits to evaluate payments made.

Additional factors complicating billing are:

•      Pricing differences between our fee schedules and the reimbursement rates of the payors;

•      Disputes with payors as to which party is responsible for payment; and

•      Disparity in coverage and information requirements among various carriers.

We incur significant additional costs as a result of our participation in the Medicare and Medicaid programs, as billing and reimbursement for laboratory testing are subject to considerable and complex federal and state regulations. The additional costs we expect to incur as a result of our participation in the Medicare and Medicaid programs include costs related to, among other factors: (1) complexity added to our billing processes; (2) training and education of our employees and customers; (3) implementing compliance procedures and oversight; (4) collections and legal costs; (5) challenging coverage and payment denials; and (6) providing patients with information regarding claims processing and services, such as advanced beneficiary notices.

We previously outsourced responsibility for billing and collections for our laboratory services to a third-party. In order to improve the quality of our collection efforts and reduce processing costs, we established an internal billing and collection department during 2008, and staffed the department with experienced, knowledgeable, and licensed personnel. We, as a company, however, do not have previous experience in billing third parties or patients directly for our services, nor do we, as a company, have previous experience in collections activities. If our in-house billing and collection department is not able to bill and collect for services on a timely and accurate basis, including the compliance with filing deadlines required by certain payors, our operating results, cash flows, and financial condition may be negatively impacted.

Changes in federal payor regulations or policies may adversely affect coverage and reimbursement for our services and may have a material adverse effect upon our business.

Government payors, such as Medicare and Medicaid, have increased their efforts to control the cost, utilization, and delivery of health care services.  On March 1, 2010, a 21.2% cut to Medicare payments to the Physician Fee Schedule was to take effect, though the reduction has been stayed for 30 days. We believe that the proposed cuts to the Physician Fee Schedule will ultimately not occur, though there can be no assurance of our expectation.  If payment cuts to the Physician Fee Schedule were to take effect, reductions in the reimbursement rates applicable to other third-party payors would likely also occur, since many of our payors base their reimbursement on the published Medicare fee schedules.  Accordingly, the 21.2% proposed rate cut to the Physician Fee Schedule would have a material adverse impact on our business if enacted.  From time to time, Congress will consider and implement other reductions to the Medicare Physician Fee Schedule in conjunction with budgetary legislation which would similarly have a negative impact on our business if/when such reductions occur.

In addition, the 2010 extension of the technical component “grandfather clause” for Medicare billings has not yet occurred.  We expect the grandfather clause to be extended in the near term, though there can be no assurance of our expectation.    The grandfather clause permits us to directly bill Medicare for the technical laboratory services we provide to hospital inpatients and outpatients.  Hospitals generally receive a bundled payment from Medicare for all services provided to Medicare patients.  Absent the grandfather clause, when a hospital subcontracts out a cancer diagnostic test to us, the hospital would be responsible for paying us out of the bundled fee it receives from Medicare, since we would not be able to directly bill Medicare for technical laboratory services. This form of reimbursement would subject us to increased administrative costs and slower collections and would likely result in reduced reimbursement levels and pricing pressure.

Our net revenue will be diminished if payors do not adequately cover or reimburse us for our services.

There has been, and will likely continue to be, significant efforts by both federal and state agencies to reduce costs in government healthcare programs and to otherwise implement government control of healthcare costs. In addition, increasing emphasis on managed care in the United States may continue to put pressure on the pricing of healthcare services. Uncertainty exists as to the coverage and reimbursement status of new applications or services. Governmental payors and private payors are scrutinizing new medical products and services.  Such third-parties may not cover, or may limit coverage and resulting reimbursement for our services. Additionally, third-party insurance coverage may not be available to patients for any of our existing assays or assays we may discover and develop in the future. A substantial portion of the testing for which we bill our hospital and laboratory clients is ultimately paid by third-party payors.  Any pricing pressure exerted by these third-party payors on our customers may, in turn, be exerted by our customers on us. If governmental payors, including their contracted administrators, and other third-party payors do not provide adequate coverage and/or timely reimbursement for our services, our operating results, cash flows, or financial condition may decline.

Our cash flows and financial condition may decline if payors do not reimburse us for our services in a timely manner.

We depend on our payors to reimburse us for our services in timely manner.  If our payors, particularly Medicare or Medicare’s designated administrator, do not reimburse us in a timely manner, our cash flows and financial condition may decline.

A majority of managed care organizations are using capitated payment contracts in an attempt to shift payment risks which may negatively impact our operating margins.

Managed care providers typically contract with a limited number of diagnostic laboratories and then designate the laboratory or laboratories to be used for tests ordered by participating physicians. The majority of managed care testing is negotiated on a fee-for-service basis at a discount. Such discounts have historically resulted in price erosion and we expect that they could negatively impact our operating margins as we continue to offer laboratory services to managed care organizations.

Our net revenue may be diminished from health care reform initiatives.

Health care reform has been identified as a priority by President Obama and other political leaders, business leaders, public advocates, policy experts, and candidates for office at the federal, state and local levels.  Proposals include, among others:  (1) establishing universal health care coverage or purchasing pools; (2) modifying how hospitals, physicians and other health care providers are paid; (3) evaluating hospitals, physicians and other health care providers on a variety of quality and efficacy standards to support pay-for-performance systems and (4) investing in health information technology and medical research. Congress and the Obama administration have indicated their desire to institute significant health care reform in the near term.  The President’s budget for fiscal year 2010 proposes a health care reserve fund of over $600 billion to implement comprehensive health reforms over a ten-year period.  Various reforms are also under consideration by Congress.  Although health care reform may be financed in part by cuts in government health care payments, health care reform could be implemented in a way that is beneficial to healthcare providers if increased payments are available for more people who are currently uninsured or under insured.  In order to pay for health reform initiatives, the Obama administration is considering to make significant cuts in Medicare payments.  Our net revenue could be adversely affected by potential adjustments to Medicare reimbursement rates for our laboratory diagnostic services.

We are required to maintain compliance with financial and other restrictive covenants in our debt financing agreements which can restrict our ability to operate our business, and if we fail to comply with those covenants, our outstanding indebtedness may be accelerated.

In July 2008, we entered into a credit facility with Gemino.  The Gemino Facility was amended in January 2009, February 2009, November 2009, and December 2009.  The Gemino Facility, as amended, contains a financial covenant which requires us to meet a minimum “fixed charge coverage ratio” through January 2011.

The “fixed charge coverage ratio” covenant requires us to maintain a minimum ratio on a cumulative annualized basis of 1.00 for the three months ending March 31, 2010, 1.10 for six months ending June 30, 2010, 1.20 for the nine months ending September 30, 2010, and 1.20 for the twelve months ending December 31, 2010 and thereafter.  The “fixed charge coverage ratio” is defined as the ratio of EBITDA (net income plus interest expense, tax expense, depreciation/ amortization expense, and stock-based compensation expense) to the sum of (i) interest expense paid in cash on the Gemino Facility, plus (ii) payments made under capital leases, plus (iii) unfinanced capital expenditures, plus (iv) taxes paid.

The Gemino Facility also contains covenants which, among other things, restrict our ability to:

•      Incur additional debt;

•      Pay dividends or make other distributions or payments on our capital stock;

•      Make investments;

•      Make capital expenditures;

•      Incur (or permit to exist) liens;

•      Enter into transactions with our affiliates;

•      Change our business, legal name or state of incorporation;

•      Guarantee the debt of other entities, including joint ventures;

•      Merge or consolidate or otherwise combine with another company; and

•      Transfer or sell our assets.

The above covenants could adversely affect our ability to finance our future operations or capital needs and pursue available business opportunities, including acquisitions.  A breach of any of these covenants could result in a default under the Gemino Facility, and thus result in the indebtedness, together with accrued interests and other fees, to be immediately due and payable and could allow Gemino to proceed against collateral securing such indebtedness.

The minimum “fixed charge coverage ratio” required by the Gemino Facility through September 30, 2009 was 1.10.  Our calculated “fixed charge coverage ratio” through September 30, 2009 was 0.83.  Accordingly, we were not in compliance with the minimum “fixed charge coverage ratio” covenant as of September 30, 2009.  On November 13, 2009, we obtained a waiver of non-compliance from Gemino.  The “fixed charge coverage ratio” covenant was removed for the period through December 31, 2009 with an amendment to the Gemino Facility in November 2009.

We expect to be in compliance with all covenants contained within the Gemino Facility through January 2011, though such outcome is uncertain.  If we were not able to maintain compliance through such date, our ability to receive a waiver of non-compliance from Gemino is also uncertain.

As of December 31, 2009, we had approximately $2.7 million of outstanding indebtedness under our facility with Gemino, and $10.9 million of cash and cash equivalents.  In the event the facility with Gemino is accelerated, we may be able to repay our obligation to Gemino through our cash and cash equivalents, assuming our current cash burn rates remain consistent.  In addition, we would likely seek alternative sources of financing to support our prospective working capital requirements, though we may be unable to secure such financing on commercially reasonable terms, if at all.

Our credit agreement with Gemino contains a material adverse change clause.

If our business encountered difficulties that would qualify as a material adverse change in our (i) operations, (ii) condition (financial or otherwise), or (iii) ability to repay our facility, our credit agreement with Gemino could be cancelled. Gemino could elect to declare the indebtedness under the facility, together with accrued interest and other fees, to be immediately due and payable and proceed against any collateral securing such indebtedness.

Disruption in credit markets and volatility in equity markets may affect our ability to access sufficient funding.

The global equity markets have been volatile and global credit markets have been disrupted, which has reduced the availability of investment capital and credit. If these conditions continue or worsen, we may be unable to access adequate funding to operate and grow our business. Our inability to access adequate funding or to generate sufficient cash from operations may require us to reconsider certain projects and capital expenditures. The extent of any impact will depend upon several factors, including our operating cash flows, the duration of tight credit conditions and volatile equity markets, our credit ratings and credit capacity, the cost of financing, and other general economic and business conditions.

We sold our Technology Business to Zeiss and we may incur indemnification obligations.

In March 2007, we sold our Technology Business to Zeiss for an aggregate purchase price of $12.5 million. In connection therewith, we made customary representations and warranties to Zeiss and we retained certain pre-closing liabilities relating to the Technology Business. As a result, we may have future indemnification obligations to Zeiss upon a breach of such representations and warranties and in connection with any related third party claims, surviving through the applicable statute of limitation, though we believe the value and likelihood of such obligations are minimal.

We may not successfully manage our growth, which may result in delays or unanticipated difficulties in implementing our business plan.

Our success will depend upon the expansion of our operations and the effective management of our growth. We expect to experience growth in the scope of our operations and services and the number of our employees. If we grow significantly, such growth will place a significant strain on our management, administrative, operational, and financial resources. To manage significant growth, we may need to expand our facilities, augment our operational, financial, and management systems, internal controls and infrastructure, and hire and train additional qualified personnel. Our future success is heavily dependent upon growth and acceptance of our future services. If we are unable to scale our business appropriately or otherwise adapt to anticipated growth and the introduction of new services, our business, operating results, cash flows, and financial condition may be harmed.

The diagnostic laboratory market is characterized by rapid technological change, frequent new product introductions, and evolving industry standards, and we may encounter difficulties keeping pace with changes in this market.

The introduction of diagnostic tests embodying new technologies and the emergence of new industry standards can render existing tests obsolete and unmarketable in short periods of time. We expect our competitors to introduce new products and services and enhancements to their existing products and services. Our future success will depend upon our ability to enhance our current tests, and to develop new tests, in a manner that keeps pace with emerging industry standards and achieves market acceptance. Our inability to accomplish any of these endeavors will likely have a material adverse effect on our business, operating results, cash flows, and financial condition.

We face substantial existing competition and potential new competition.

The laboratory business is intensely competitive both in terms of price and service. This industry is dominated by several national independent laboratories, but includes many smaller niche and regional independent laboratories as well. Large commercial enterprises, including Quest Diagnostics Incorporated and Laboratory Corporation of America (LabCorp), have substantially greater financial resources, larger research and development programs, and more sales and marketing channels than we do, enabling them to potentially develop and market competing products and services. These enterprises may also be able to achieve greater economies of scale or establish contracts with payor groups on more favorable terms. Academic and regional medical institutions generally lack the advantages of the larger commercial laboratories, but still compete with us on a limited basis. Smaller niche laboratories compete with us based on their reputation in specializing within a narrow test menu. Pricing of laboratory testing services is one of the significant factors often used by health care providers in selecting a laboratory. As a result, the laboratory industry is undergoing significant consolidation.  Larger clinical laboratory providers are able to maximize cost efficiencies afforded by large-scale automated testing. This consolidation results in greater price competition. To meet such competition, we may be unable to improve our cost efficiencies sufficiently, if at all, and as a result, our operating results, cash flows, and our financial position could be negatively impacted.

Our current and developing competitors are actively conducting research and development in areas where we are also conducting such activities. The products and services these companies may develop could directly compete with our current or potential services, or may address other areas of diagnostic evaluation, making such companies compete more effectively against us.  The diagnostic testing market is sensitive to the timing of product and service availability.  A company that can quickly develop and achieve clinical study and regulatory success ahead of its competitors may hold a competitive advantage.  If we are not able to effectively compete within our industry, our business and results of operations will be adversely affected.

If we fail to develop our proprietary biomarkers, we may not achieve an acceptable return on our research and development expenditures.

Our future success will depend, in part, on the timely development and introduction of biomarkers that address evolving market requirements for cancer diagnostic services.  We are new to independently developing biomarkers and our future success will depend, in part, on our ability to internally develop and commercialize biomarkers. If we fail in this regard, we will not obtain an adequate return on our research and development expenditures, and will likely incur goodwill impairment charges, and lose valuable market share to our competitors, which may be difficult or impossible to regain.

Failure in our information technology systems could disrupt our operations.

Our success will depend, in part, on the continued and uninterrupted performance of our information technology systems. Information systems are used extensively in virtually all aspects of our business, including laboratory testing, billing, customer service, logistics, management of medical data, and dissemination of test results.

Our computer systems are vulnerable to damage from a variety of sources, including telecommunications failures, malicious human acts, and natural disasters. Moreover, despite reasonable security measures we have implemented, some of our information technology systems are potentially vulnerable to physical or electronic break-ins, computer viruses, and similar disruptive problems.  In July 2009, we began utilizing a new Enterprise Resource Planning (“ERP”) system.  The ERP has various modules which impact our internal control over financial reporting and the related business risks that could arise in connection therewith are uncertain.

We conduct business over the Internet and because certain of our information technology systems are located at third-party web hosting providers, we cannot control the maintenance and operation of the data centers by such third-parties. Despite the precautions we have taken, unanticipated problems affecting our systems could cause interruptions in our information technology systems, leading to lost revenue, deterioration of customer confidence, and significant business disruption. Our business, financial condition, results of operations, or cash flows could be materially and adversely affected by any problem that interrupts or delays our operations.

We may require additional financing for, among other things, general working capital, expansion of our laboratory operations, possible acquisitions, development of novel molecular tests, capital expenditures and other costs, and it is uncertain whether such financing will be available on favorable terms, if at all.

We will continue to expend funds for development of novel markers, clinical trials, and to expand our service offerings and will need additional capital if our current business initiatives are not successful or we fail to achieve the level of revenue and gross profit from our services within the time frame contemplated by our business plan.

Our present and future funding requirements will also depend on certain other external factors, including, among other things:

•                                          The level of development investment required to maintain and improve our service offerings, including the development of novel molecular tests;

•      Our need or decision to acquire or license complementary technologies or acquire complementary businesses;

•      Competing technological and market developments;

•      Changes in regulatory policies or laws that affect our operations; and

•      Our ability to receive in cash, the revenue we have recognized and reported.

We do not know whether additional financing will be available to us as needed on commercially acceptable terms or at all. The current turmoil in the global credit markets adds to such uncertainty due to the more limited availability of credit.   These conditions could also impair the ability of those with whom we do business, such as our customers, suppliers, and lenders, to satisfy their obligations to us.  If adequate funds are not available, or are not available on commercially acceptable terms, we might be required to delay, scale back or eliminate some or all of our development activities or new business initiatives, or to license to third parties the right to commercialize products or technologies that we would otherwise seek to commercialize ourselves. If additional funds are raised through an equity or convertible debt financing, our stockholders may experience significant dilution.

If a catastrophe were to strike our facility, we would be unable to operate our business competitively.

Our facility may be affected by catastrophes such as fires or earthquakes.  Although we have installed certain power back-up systems, we may also be affected by sustained interruptions in electrical service. Earthquakes and fires are of particular significance to us because our laboratory facility is located in southern California, an earthquake and fire prone area. In the event our existing facility or equipment is affected by man-made or natural disasters, we may be unable to process our customers’ samples in a timely manner and unable to operate our business in a commercially competitive manner.

Our ability to maintain our competitive position depends on our ability to attract and retain highly qualified managerial, technical, and sales and marketing personnel.

We believe that our continued success depends to a significant extent upon the efforts and abilities of our executive officers and our scientific and technical personnel, including the following individuals:

•      Ronald A. Andrews, our Vice Chairman and Chief Executive Officer;

•      Michael J. Pellini, M.D., our President and Chief Operating Officer;

•      Michael R. Rodriguez, our Senior Vice President and Chief Financial Officer;

•      Kenneth J. Bloom, M.D., our Chief Medical Officer;

•      Todd S. Barry, M.D., our Medical Director;

•      David J. Daly, our Senior Vice President of Commercial Operations;

•      Douglas Ross, M.D., Ph.D, our Chief Scientific Officer;

•      Robert Seitz, our Senior Vice President and General Manager, Huntsville Facility and Technology Assessment;

•      Ronald D. Collette, our Chief Information Officer; and

•      Glen M. Fredenberg, our Vice President of Finance and Corporate Controller.

The loss of any of our executive officers, senior managers, or key scientific or technical personnel could have a material adverse effect on our business, operating results, cash flows, and financial condition. We do not maintain key-person life insurance on any of our officers, managers, scientific and technical personnel, or other employees. Furthermore, our anticipated growth and expansion will require the addition of highly skilled technical, management, financial, sales and marketing personnel. Competition for personnel is intense, and our failure to hire and retain talented personnel or the loss of one or more key employees could have a material adverse effect on our business. In particular, we may encounter difficulties in attracting and retaining a sufficient number of qualified California licensed laboratory scientists.

We are dependent on others for the development of products. The failure of our collaborations to successfully develop products could harm our business.

Our business strategy includes entering into agreements with clinical and commercial collaborators and other third parties for the development, clinical evaluation, and marketing of new services, including novel molecular tests. Research performed under a collaboration for which we receive or provide funding may not lead to the development of products in the timeframe expected, or at all. If these agreements are terminated earlier than expected, or if third parties do not perform their related obligations properly and on a timely basis, we may not be able to successfully develop new products as planned, or at all.

We may acquire other businesses, products or technologies in order to remain competitive in our market and our business could be adversely affected as a result of any of these future acquisitions.

We may make acquisitions of complementary businesses, products or technologies. If we identify any appropriate acquisition candidates, we may not be successful in negotiating acceptable terms of the acquisition, financing the acquisition, or integrating the acquired business, products or technologies into our existing business and operations. Further, completing an acquisition and integrating an acquired business will significantly divert management time and resources. The diversion of management attention and any difficulties encountered in the transition and integration process could harm our business. If we consummate any significant acquisitions using stock or other securities as consideration, our stockholders’ equity could be significantly diluted. If we make any significant acquisitions using cash consideration, we may be required to use a substantial portion of our available cash. Acquisition financing may not be available on favorable terms, if at all.

Clinicians or patients using our services may sue us and our insurance may not sufficiently cover all claims brought against us, which will increase our expenses.

The development, marketing, sale, and performance of healthcare services expose us to the risk of litigation, including professional negligence. Damages assessed in connection with, and the costs of defending, any legal action could be substantial. We currently maintain numerous insurance policies, including a $10.00 million aggregate, $5.0 million per claim, medical professional liability insurance policy, with a deductible of $25,000.  However, we may be faced with litigation claims which exceed our insurance coverage or are not covered under any of our insurance policies. In addition, litigation could have a material adverse effect on our business if it impacts our existing and potential customer relationships, creates adverse public relations, diverts management resources from the operation of the business, or hampers our ability to otherwise conduct our business.

If we use biological and hazardous materials in a manner that causes injury, we could be liable for damages.

Our development and clinical pathology activities sometimes involve the controlled use of potentially harmful biological materials, hazardous materials, chemicals, and various radioactive compounds. We cannot completely eliminate the risk of accidental contamination or injury to third parties from the use, storage, handling, or disposal of these materials. We currently maintain numerous casualty policies, including a $1.0 million per occurrence, $2.0 million aggregate general liability policy, and a $10.0 million umbrella liability policy. These policies have deductibles ranging from $5,000 to $50,000 and contain customary exclusions. However, in the event of contamination or injury, we could be held liable for any resulting damages, and any liability could exceed our financial resources and/or any applicable insurance coverage we may have. Additionally, we are subject on an ongoing basis to federal, state and local laws and regulations governing the use, storage, handling and disposal of these materials and specified waste products. The cost of compliance with these laws and regulations is significant and could negatively affect our operations, cash flows, and financial condition if these costs substantially increase.

Any breakdown in the protection of our licensed proprietary technology, or any determination that our licensed proprietary technology infringes on the rights of others, could materially affect our business.

Our commercial success will depend in part on our ability to protect and maintain our proprietary technology. We rely primarily on a combination of copyright and trademark laws, trade secrets, confidentiality procedures, and contractual provisions to protect our proprietary rights. However, obtaining, defending and enforcing intellectual property rights involve complex legal and factual questions. We may not be able to effectively maintain our technologies as unpatented trade secrets or otherwise obtain meaningful protection for our proprietary technology. Moreover, third parties may infringe, design around, or improve upon our proprietary technology or rights.

If the use of our technologies conflicts with the intellectual property rights of third parties, we may incur substantial liabilities and we may be unable to commercialize products based on these technologies in a profitable manner, if at all.

Our competitors and other third parties may have, or may acquire, patent rights that they could enforce against us. If they do so, we may be required to alter our technologies, pay licensing fees, or cease activities. Additionally, if our technologies conflict with patent rights of others, third parties could bring legal action against us or our licensees, suppliers, customers, or collaborators, claiming damages and seeking to enjoin manufacturing and marketing of the affected products. If these legal actions are successful, in addition to any potential liability for damages, we might have to obtain a royalty or licensing arrangement in order to continue to manufacture or market the affected products. A required license or royalty under the related patent or other intellectual property may not be available on acceptable terms, if at all.

Because patent applications can take many years to issue, there may be pending applications, unknown to us, that may later result in issued patents upon which our technologies may infringe. There could also be existing patents of which we are unaware upon which our technologies may infringe. In addition, if third parties file patent applications or obtain patents claiming technology also claimed by us in pending applications, we may have to participate in interference proceedings in the United States Patent and Trademark Office to determine priority of invention. If third parties file oppositions in foreign countries, we may also have to participate in opposition proceedings in foreign tribunals to defend filed foreign patent applications. Additionally, we may have to participate in interference proceedings involving our issued patents or our pending applications.

If a third party claims that we infringe upon its proprietary rights, any of the following may occur:

•      We may become involved in time-consuming and expensive litigation, even if a claim is without merit;

•      We may become liable for substantial damages for past infringement, including possible treble damages for allegations of willful infringement;

•      A court may prohibit us from using a technology or providing a service without a license from the patent holder, which may not be available on commercially acceptable terms, if at all, or which may require us to pay substantial royalties or grant cross-licenses to our intellectual property; and

•      We may have to redesign our services so that they do not infringe upon others’ patent rights, which may not be possible, or if possible, could require substantial funds or time.

If any of these events occur, our business, results of operation, cash flows, and financial condition will likely suffer and the market price of our common stock will likely decline.

Risks Related to Regulation of Our Industry

If we are not able to obtain all of the regulatory approvals and clearances required to conduct clinical trials and/or commercialize our services and underlying diagnostic applications, our business would be significantly harmed.

The industry in which we operate is highly regulated. Areas of the regulatory environment that may affect our ability to conduct business include, without limitation:

•  Federal and state laws applicable to billing and claims payment and/or regulatory agencies enforcing those laws and regulations;

•  Federal and state laboratory anti-mark-up laws;

•  Federal and state anti-kickback laws;

•  Federal and state false claims laws;

•  Federal and state self-referral and financial inducement laws, including the federal physician anti-self-referral law, or the Stark Law;

•  Coverage and reimbursement levels by Medicare, Medicaid, other governmental payors, and private insurers;

•  Restrictions on reimbursements for our services;

•  Federal and state laws governing laboratory testing, including CLIA;

•  Federal and state laws governing the development, use and distribution of diagnostic medical tests known as “home brews”;

•  HIPAA and the HITECH Act;

•  Federal and state regulation of privacy, security and electronic transactions;

•  State laws regarding prohibitions on the corporate practice of medicine;

•  State laws regarding prohibitions on fee-splitting;

•  Federal, state and local laws governing the handling and disposal of medical and hazardous waste; and

•  Occupational Safety and Health Administration (“OSHA”) rules and regulations.

The above noted laws and regulations are extremely complex and in many instances, there are no significant regulatory or judicial interpretations of such laws and regulations. While we believe that we are currently in material compliance with applicable laws and regulations, a determination that we have violated any laws, or the public announcement that we are being investigated for possible violations of any laws, would adversely affect our business, prospects, results of operations, and financial condition. In addition, a significant change in any of the above listed laws may require us to change our business model in order to maintain compliance, which could reduce our net revenue or increase our costs and adversely affect our business, prospects, results of operations, and financial condition.

We are subject to significant environmental, health and safety regulation.

We are subject to regulation under federal, state, and local laws and regulations relating to the protection of the environment, including laws and regulations relating to the handling, transportation and disposal of medical specimens, infectious and hazardous waste, and radioactive materials, as well as to the safety and health of our laboratory employees.  OSHA has established extensive requirements relating to workplace safety for health care employers, including clinical laboratories, whose workers may be exposed to blood-borne pathogens such as HIV and the hepatitis B virus. These regulations, among other things, require work practice controls, protective clothing and equipment, training, medical follow-up, vaccinations, and other measures designed to minimize exposure to, and transmission of, blood-borne pathogens. In addition, the federally-enacted Needlestick Safety and Prevention Act requires, among other things, that we include in our safety programs the evaluation and use of engineering controls such as safety needles if found to be effective at reducing the risk of needlestick injuries in the workplace.  Compliance with applicable environmental, health and safety regulations may be expensive, and current or future environmental laws and regulations may impair business efforts.  If we do not comply with applicable regulations, we may be subject to fines and penalties.

We are subject to federal and state laws governing the financial relationship among healthcare providers, including Medicare & Medicaid laws, and our failure to comply with these laws could result in significant penalties and other adverse consequences.

Our reimbursement from Medicare accounted for approximately 33.5% of our net revenue for the year ended December 31, 2009. The Medicare program is administered by CMS, and similar to state Medicaid programs, imposes extensive and detailed requirements on diagnostic services providers, including, but not limited to, rules that govern how we structure our relationships with physicians, how and when we submit reimbursement claims, and how we provide our specialized diagnostic services. Our failure to comply with applicable Medicare, Medicaid, and other governmental payor rules could result in our inability to participate in a governmental payor program, our returning of funds already paid to us, civil monetary penalties, criminal penalties, and/or limitations on the operational function of our laboratory. If we were unable to receive reimbursement under a governmental payor program, a substantial portion of our net revenue would be lost, which would adversely affect our results of operations and financial condition.

Our business is subject to stringent laws and regulations governing the privacy, security and transmission of medical information, and our failure to comply could subject us to criminal penalties and civil sanctions.

Governmental laws and regulations affect the privacy, security and transmission of medical information.  Such laws and regulations restrict our ability to use or disclose patient identifiable laboratory data, without patient authorization, for purposes other than payment, treatment or healthcare operations (as defined by HIPAA), except for disclosures for various public policy purposes and other permitted purposes outlined in the privacy regulations of HIPAA. Such privacy and security regulations provide for significant fines and other penalties for wrongful use or disclosure of PHI, including potential civil and criminal fines and penalties. Although HIPAA does not expressly provide for a private right of damages, we also could incur damages under state laws to private parties for the wrongful use or disclosure of confidential health information, or other private personal information.

Federal law and the laws of many states generally specify who may practice medicine and limit the scope of relationships between medical practitioners and other parties.

Because of the unique structure of the relationships between CPS and us, as described in Item 1, “Clarient Pathology Services, Inc.,” many aspects of our business operations have not been the subject of state or federal regulatory interpretation. A review of our business by the courts or regulatory authorities could result in a determination that our operations do not comply with applicable law. In addition, the health care regulatory environment may change in a manner that restricts our existing operations or future expansion.

Risks Related to Ownership of Our Common Stock

We have never paid cash dividends on our common stock and do not anticipate paying dividends on our common stock, which may cause you to rely on capital appreciation for a return on your investment.

We currently intend to retain future earnings for use in our business and do not anticipate paying cash dividends on our common stock in the foreseeable future. Any payment of cash dividends will also depend on our financial condition, results of operations, capital requirements, and other factors and will be at the discretion of our board of directors. In addition, we are restricted from paying a dividend under our credit facilities without our lenders’ consent.  Accordingly, one will have to rely on capital appreciation, if any, to earn a return on their investment in our common stock.

If we raise additional funds you may suffer dilution or subordination and we may grant rights in our technology or products to third parties.

If we raise additional funds by issuing equity securities, further dilution to our stockholders could result, and new investors could have rights superior to those of holders of our common stock. Any equity securities issued also may provide for rights, preferences or privileges senior to those of holders of our common stock. If we raise additional funds by issuing debt securities, these debt securities would have rights, preferences and privileges senior to those of holders of our common stock, and the terms of the debt securities issued could impose significant restrictions on our operations. If we raise additional funds through collaborations and licensing arrangements, we might be required to relinquish significant rights to our developed technologies or products, or grant licenses on terms that are not favorable to us. If adequate funds are not available, we may have to delay or may be unable to continue to develop our products.

Our stock price is likely to continue to be volatile, which could result in substantial losses for investors.

The market price of our common stock has in the past been, and in the future is likely to be, highly volatile. These fluctuations could result in substantial losses for investors. Our stock price may fluctuate for a number of reasons including, but not limited to:

•      Our operating performance;

•      Media reports and publications and announcements about cancer or diagnostic products or treatments or new innovations;

•      Developments or disputes regarding patent or other proprietary rights;

•      Announcements regarding clinical trials or other technological or competitive developments by us and our competitors;

•      The hiring and retention of key personnel;

•      Announcements concerning our competitors or the biotechnology industry in general;

•      Regulatory developments regarding us or our competitors;

•      Changes in coverage and reimbursement policies concerning our services or competitors’ services;

•      Changes in the current structure of the healthcare financing and payment systems;

•      Stock market price and volume fluctuations, which have particularly affected the market prices for life sciences companies, and which have often been unrelated to the operating performance of such companies; and

•      General economic, political, and market conditions.

Securities class action litigation is often brought against a company after a period of volatility in the market price of its stock. This type of litigation could be brought against us in the future, which could result in substantial expense and damage awards and divert management’s attention from running our business.

With the advent of the Internet, new avenues have been created for the dissemination of information. We do not have control over the information that is distributed and discussed on electronic bulletin boards and investment chat rooms. The motives of the people or organizations that distribute such information may not be in our best interest or in the interest of our stockholders. This, in addition to other forms of investment information, including newsletters and research publications, could result in a significant decline in the market price of our common stock.

Future sales of shares by existing stockholders could result in a decline in the market price of our stock.

Some of our current stockholders hold a substantial number of shares which they are currently able to sell in the public market, and our employees hold options to purchase a significant number of shares and/or have been issued shares of restricted stock that are covered by registration statements on Form S-8. If our common stockholders sell substantial amounts of common stock in the public market, or the market perceives that such sales may occur, the market price of our common stock could fall.

Two stockholders, in the aggregate, hold 48% of our outstanding voting shares.  Those stockholders’ interests may differ from other stockholders’ interests and may adversely affect the trading price of our common stock.

Safeguard and Oak beneficially own approximately 28.0% and 20.0% of our outstanding voting shares, respectively. As a result, Safeguard and Oak will have significant influence in determining the outcome of any corporate transaction or other matter submitted to our stockholders for approval, including mergers, consolidations, and the sale of all, or substantially all, of our assets.  Safeguard and Oak are contractually able to appoint five of our nine directors, though their combined voting interest could result in their election of all of our directors through their combined support.  As a result, Safeguard and Oak could dictate the management of our business and affairs, particularly if acting in concert. The interests of Safeguard and Oak may differ from other stockholders’ interests. In addition, this concentration of ownership may delay, prevent, or deter a change in control and could deprive other stockholders of an opportunity to receive a premium for their common stock as part of a sale of our business. This concentration of share ownership may adversely affect the trading price of our common stock because investors often perceive disadvantages in owning stock in companies with stockholders with significant voting interests.

Section 203 of Delaware General Corporation Law could inhibit a change in control and prevent a stockholder from receiving a favorable price for his or her shares.

Section 203 of the Delaware General Corporation Law limits business combination transactions with 15% stockholders that have not been approved by our board of directors. These provisions and others could make it difficult for a third party to acquire us, or for members of our board of directors to be replaced, even if doing so would be beneficial to our stockholders. Because our board of directors is responsible for appointing the members of our management team, these provisions could in turn affect any attempt to replace the current management team. If a change of control or change in management is delayed or prevented, one may lose an opportunity to realize a premium on their shares of common stock or the market price of our common stock could decline.

If we do not maintain compliance with the listing requirements of the NASDAQ Capital Market, or any other national securities exchange, our common stock could be delisted and such delisting may negatively affect our business and the liquidity and price of our common stock.

Our common stock is listed on the NASDAQ Capital Market. We are required to satisfy various listing maintenance standards for our common stock to remain listed on the NASDAQ Capital Market. If we fail to meet such standards, our common stock would likely be delisted from the NASDAQ Capital Market and if we are unable to comply with the listing requirements of any other national securities exchange, our common stock would be traded on an over-the-counter market such as the OTC Bulletin Board or the “Pink Sheets.” The over-the-counter markets are generally considered to be less efficient markets and having our common stock quoted on an over-the-counter market would seriously impair the liquidity of our common stock and limit our potential to raise future capital through the sale of our common stock, which could materially harm our business, results of operations, cash flows, and financial position.

Securities analysts may not initiate coverage for our common stock, may cease coverage for our common stock or may issue negative reports, and this may have a negative impact on the market price of our common stock.

Securities analysts may elect not to provide research coverage of our common stock. If securities analysts do not cover our common stock, the lack of research coverage may adversely affect the market price of our common stock. The trading market for our common stock may be affected in part by the research and reports that industry or financial analysts publish about us or our business. If one or more of the analysts who elect to cover us downgrades our stock, our stock price could decline. If one or more of these analysts ceases coverage of our company, we could lose visibility in the market, which in turn could cause our stock price to decline.

Shares of our Series A convertible preferred stock are subject to anti-dilution rights that could increase the concentration of the ownership of our common stock.

Pursuant to our Certificate of Designations, Preferences and Rights of Series A convertible preferred stock, our Series A convertible preferred stock has certain anti-dilution protections. Pursuant to these protections, the number of shares of common stock that the Series A convertible preferred stock may convert into will increase in the event that we issue stock at a price lower than the original price of the Series A convertible preferred stock in certain circumstances. If the number of shares of common stock into which the Series A convertible preferred stock may convert increases, the holders of the Series A convertible preferred stock will control an increased percentage of our voting stock and will be in an even greater position to control significant corporate actions.

The holders of our Series A convertible preferred stock are entitled to receive liquidation payments in preference to the holders of our common stock.

Upon a change in control, liquidation, dissolution or winding up of the affairs of our business, whether voluntary or involuntary, the holders of our Series A convertible preferred stock are entitled to receive a liquidation payment prior to the payment of any amount with respect to shares of our common stock.  The amount of this preferential liquidation payment per share of the Series A convertible preferred stock is the amount equal to the greater of (1) $7.60 per whole share of Series A convertible preferred stock (as adjusted for stock splits, reverse stock splits, stock dividends and similar transactions with respect to the Series A convertible preferred stock plus declared and unpaid dividends on such share of Series A convertible preferred stock or (2) such amount per share of Series A convertible preferred stock as would have been payable had each share of Series A convertible preferred stock which is convertible into common stock been so converted immediately prior to such change in control, liquidation, dissolution or winding up.  Because of the liquidation preference to which the holders of shares of the Series A convertible preferred stock are entitled, the amount available to be distributed to the holders of shares of our common stock upon a liquidation, dissolution or winding up of the affairs of our business could be substantially limited or reduced.  Each share of Series A convertible preferred stock is currently convertible into four shares of common stock.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus and the information incorporated by reference in this prospectus contain forward-looking statements that are based on current expectations, estimates, forecasts and projections about us, the industries in which we operate and other matters, as well as management’s beliefs and assumptions and other statements regarding matters that are not historical facts.  These statements include, in particular, statements about our plans, strategies and prospects.  For example, when we use words such as “projects,” “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates,” “should,” “would,” “could,” “will,” “opportunity,” “potential” or “may,” variations of such words or other words that convey uncertainty of future events or outcomes, we are making forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, or the Exchange Act.

Our forward-looking statements are subject to risks and uncertainties. Factors that might cause actual results to differ materially, include, but are not limited to: our ability to continue to develop and expand our diagnostic services business, our ability to expand and maintain a successful sales and marketing organization, our ability to maintain compliance with financial and other covenants under our credit facility, limitations on our ability to borrow funds under our credit facility based on our qualified accounts receivable and other liquidity factors, our ability to obtain annual renewals of or replacements for our credit facility, our ability to successfully manage our in-house billing function, our ability to accurately forecast bad debt expense, the continuation of favorable third party payor reimbursement for laboratory tests, our ability to obtain additional financing on acceptable terms or at all, unanticipated expenses or liabilities or other adverse events affecting cash flow, uncertainty of success in identifying and developing new diagnostic tests or novel markers, our ability to fund development of new diagnostic tests and novel markers and the amount of resources we determine to apply to novel marker development and commercialization, failure to obtain Food and Drug Administration clearance or approval for particular applications if/when required, our ability to compete with other technologies and with emerging competitors in novel cancer diagnostics and our dependence on third parties for collaboration in developing new tests, and those factors set forth under the caption “Risk Factors” in this prospectus.  Many of these factors are beyond our ability to predict or control.  In addition, as a result of these and other factors, our past financial performance should not be relied upon as an indication of future performance. All forward-looking statements attributable to us, or to persons acting on our behalf, are expressly qualified in their entirety by this cautionary statement. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law. In light of these risks and uncertainties, the forward-looking events and circumstances discussed in this prospectus might not occur.

USE OF PROCEEDS

The proceeds from the sale or other disposition of the common stock covered by this prospectus are solely for the accounts of the selling stockholders.  We will not receive any proceeds from the sale or other disposition of these shares of common stock.

SELLING STOCKHOLDERS

The selling stockholders are offering (A) 21,052,632 shares of common stock currently issuable upon conversion of the issued and outstanding Series A Convertible Preferred Stock, (B) 584,253 shares of common stock issuable upon the exercise of stock options, and (C) 4,465,318 shares of common stock.  Such shares were acquired by the selling stockholders (A) in a private placements pursuant to Section 4(2) of the Securities Act of 1933, as amended, or the “Securities Act” (B) in connection with an acquisition, and (C) in connection with a License Agreement, as set forth below.

Oak Investment Partners XII, Limited Partnership, a Delaware limited partnership, or “Oak” purchased 3,833,201 shares of the Company’s Series A Convertible Preferred Stock on March 26, 2009 at the initial closing of a private placement pursuant to Section 4(2) of the Securities Act and 1,429,957 shares of Series A Convertible Preferred Stock on May 14, 2009 at the second closing of the private placement.  As a result, Oak currently holds 5,263,158 shares of the Company’s Series A Convertible Preferred Stock, which is convertible into 21,052,632 shares of the Company’s common stock (the current conversation rate is one share of Series A Convertible Preferred Stock is convertible into four shares of common stock).  Currently, Oak has the right to elect two members of our board of directors.  Pursuant to a Registration Rights Agreement dated March 26, 2009, we agreed to file a registration statement, of which this prospectus is a part, with the Securities and Exchange Commission to register the resale of the shares of common stock into which the shares of Series A Convertible Preferred Stock held by Oak were convertible and to use commercially reasonable efforts to keep the registration statement effective until the date on which the shares registered hereunder are sold.

Prediction Sciences, LLC, or “Prediction Sciences”, is a party to a License Agreement, dated as of January 8, 2008, and amended as of October 1, 2009 and December 22, 2009, pursuant to which Prediction Sciences has been granted 375,000 shares of the Company’s common stock, some of which are unvested, that vest upon the attainment of certain milestones.  Pursuant to the License Agreement, the Company has obtained an exclusive license to promote, market and sell diagnostic testing products and services utilizing Clarient Insight®Dx Breast Cancer Profile.  The Company is also a party to a Service Level Agreement with Prediction Sciences, which relates to each of the Company’s and Prediction Sciences’ obligations under the License Agreement to support the Clarient Insight®Dx Breast Cancer Profile.

On December 21, 2009, the Company entered into an Agreement and Plan of Merger and Reorganization (the “Merger Agreement”) with Applied Genomics, Inc., a Delaware corporation (“AGI”), pursuant to which the Company acquired all of the issued and outstanding shares of capital stock of AGI in exchange for 4,090,318 shares of the Company’s common stock issued to the former stockholders of AGI at the closing of the Merger Agreement.  The former stockholders of AGI are also entitled to up to 3,200,000 shares of the Company’s common stock upon the meeting of certain milestones set forth in the Merger Agreement.  On February 10, 2010, one of such milestones was met and 683,416 shares of the Company’s common stock were issued to certain of the former stockholders of AGI.

The following former stockholders of AGI, who held at least five percent (5%) of AGI’s issued and outstanding capital stock immediately prior to the closing of the Merger Agreement, have entered into agreements with the Company whereby such stockholders have agreed not to sell more than 25% of the common stock of the Company acquired by such stockholders in connection with the Merger Agreement for a period of one hundred eighty (180) days following the date that this Registration Statement on Form S-3 is declared effective by the Securities and Exchange Commission:

•                  Barbara M. Fisk

•                  James R. Hudson, Jr.

•                  Helen W. McMillian

•                  Lonnie S. McMillian

•                  Susan M. Nichols

•                  Douglas Ross

•                  Robert S. Seitz

•                  Susan M. Whitehead

In addition, certain former option holders of AGI exchanged their options for options to purchase an aggregate of 584,253 shares of common stock of the Company.

The following table sets forth, as of December 18, 2009: (1) the name of each selling stockholder for whom we are registering shares under this registration statement; (2) the number of shares of our common stock owned by each such selling stockholder prior to such registration; (3) the number of shares of our common stock that may be offered pursuant to this prospectus; and (4) the amount and (if one percent or more) the percentage of the class to be owned by each such selling stockholder if all shares included in this prospectus were sold hereunder.  The percentage of outstanding common stock owned is calculated based on 79,448,786 shares of common stock issued and outstanding at December 18, 2009, including, 5,263,158 shares of the Company’s Series A Convertible Preferred Stock on an as-converted basis.  We prepared this table based on the information supplied to us by the selling stockholders named in the table and we have not sought to verify such information.

Since the date on which the selling stockholders provided this information, the selling stockholders may have sold, transferred or otherwise disposed of all or a portion of the shares of common stock in a transaction exempt from the registration requirements of the Securities Act.  Information concerning the selling stockholders may change from time to time and any changed information will be set forth in supplements to this prospectus to the extent required.

The selling stockholders may from time to time offer and sell any or all of the shares of common stock under this prospectus.  Because the selling stockholders are not obligated to sell the shares of common stock, we cannot estimate how many shares of common stock that the selling stockholders will hold upon consummation of any such sales.

Selling Stockholder	Common Stock Owned Prior to Offering		Common Stock Being Offered Pursuant to this Prospectus	Common Stock Owned Upon Completion of Offering(3)	Percentage of Common Stock Owned Upon Completion of Offering(3)
Oak Investment Partners XII, Limited Partnership(1)	21,052,632	(2)	21,052,632	0	0%
Barbara M. Fisk	214,940		214,940	0	0%
Ben Loper and Susan Loper, JTWROS	1,653		1,653	0	0%
Beverly E. Booth	3,307		3,307	0	0%
Bob Wills	4,133		4,133	0	0%
Brian Ring	58,833		58,833	0	0%
Danny Windham	4,133		4,133	0	0%
Emily M. Key	41,334		41,334	0	0%
Franklin Street Investments, LLC	28,519		28,519	0	0%
HAN-AGI-2006, LLC	121,832		121,832	0	0%
HHMI	990		990	0	0%
J. Milton Harris and Alice Chenault	16,534		16,534	0	0%
James R. Hudson, Jr.	421,157		421,157	0	0%
Jeremy Kwok-Kuen Hon	4,133		4,133	0	0%
John A. Jurenko	16,534		16,534	0	0%
Kelly L. Fisk Trust	33,068		33,068	0	0%
Lonnie S. McMillian	181,872		181,872	0	0%
Lonnie S. McMillian and Helen W. McMillian	564,912		564,912	0	0%
Michael A. Moon and Kim A. Moon, JTWROS	3,307		3,307	0	0%
P. Michael Caruso	11,314		11,314	0	0%
Newell Witherspoon	32,272		32,272	0	0%
Newell Witherspoon and Mary L. Witherspoon	23,147		23,147	0	0%
Newell Witherspoon and Mary L. Witherspoon, JTWROS	4,133		4,133	0	0%
Noel C. and Elizabeth F. Estopinal	18,856		18,856	0	0%
Oncology Specialists 401(k) Profit Sharing Plan, FBO Marshall T. Schreeder	4,959		4,959	0	0%
Orion Strategic Investments II	82,670		82,670	0	0%
Peggy West Griner	41,334		41,334	0	0%
Philip J. McGee	4,133		4,133	0	0%
Prasada Rao Kakani, M.D. and Bhavani Kakani	8,267		8,267	0	0%
Ray A. Fambrough and Brooke A. Fambrough	28,285		28,285	0	0%
Remigius Shatas	16,534		16,534	0	0%
Robert C. Mayes and Pamela N. Mayes	16,534		16,534	0	0%
Robert E. Thurber and Eleanor B. Thurber	57,860		57,868	0	0%
Douglas Ross	350,232		350,232	0	0%
Valerie Regina Ross	2,013		2,013	0	0%
Roy J. Nichols and Susan M. Nichols Revocable Trust	8,267		8,267	0	0%
Roy J. Nichols and Susan Mary Nichols Charitable Remainder Unitrust II	79,608		79,608	0	0%
S.C.O.U.T. Healthcare Fund, L.P.	94,284		94,284	0	0%
Robert S. Seitz	352,244		352,244	0	0%
Stanford University	16,840		16,840	0	0%
Steve L. Harvey	5,657		5,657	0	0%
Stoneway Enterprises	115,737		115,737	0	0%
Surrinder Paul Dang	75,427		75,427	0	0%
Susan M. Nichols	159,216		159,216	0	0%
Susan M. Whitehead	338,946		338,946	0	0%
The Sammons-Dotts Partnership	8,267		8,267	0	0%
Walter G. Grundy, M.D.	37,713		37,713	0	0%
Yanling Wang	9,645		9,645	0	0%
Aquilo Partners, L.P.	515,091		515,091	0	0%
Balch & Bingham, L.L.P.	93,073		93,073	0	0%
Embassy & Co. as Nominee for U.S. Bank National Association, Escrow Agent FBO for the shareholders of Applied Genomics, Inc.	439,976		439,976	0	0%
Prediction Sciences, LLC	375,000		375,000	0	0%
Albert F. LoBuglio	7,680		7,680	0	0%
Carla Taylor	5,112		5,112	0	0%
Chuck Perou	2,558		2,558	0	0%
Cynthia McDaniel	14,073		14,073	0	0%
Jessica Smith	329,064		329,064	0	0%
Kelli Montgomery	1,277		1,277	0	0%
Kelly Jones	11,511		11,511	0	0%
Mark Kerschner	1,277		1,277	0	0%
Matt Baker	1,277		1,277	0	0%
Noel Estopinal, MD	2,558		2,558	0	0%
Robert Tibshirani	7,680		7,680	0	0%
Rodney Beck	61,446		61,446	0	0%
Russell Spears	1,277		1,277	0	0%
Stella Chang	12,801		12,801	0	0%
Stephanie DeFoe	25,595		25,595	0	0%
Traci Tyree	2,558		2,558	0	0%
William Shasteen	96,509		96,509	0	0%
Total	26,785,619		26,785,619	0	0%

(1)                                  Oak Investment Partners XII, Limited Partnership, owns 5,263,158 shares of Series A Convertible Preferred Stock which are currently convertible into 21,052,632 shares of common stock.  Each of Oak Management Corporation, Oak Investment Partners XII, Limited Partnership, Oak Associates XII, LLC, Bandel L. Carano, Gerald R. Gallagher, Edward F. Glassmeyer, Fredric W. Harman, Ann H. Lamont, Iftikar A. Ahmed, Warren B. Riley and Grace A. Ames filed a single, joint Schedule 13D with respect to such shares held by Oak Investment Partners XII, Limited Partnership.  Oak Management Corporation is the investment manager to Oak Investment Partners XII, Limited Partnership.  Oak Associates XII, LLC is the general partner to Oak Investment Partners XII, Limited Partnership.  Each of the individuals listed above in this footnote (1) are managing members, shareholders, directors and/or officers of entities listed above in this footnote (1).  Under the rules of the SEC, each entity and person listed above in this footnote (1) may be deemed to beneficially own shares of common stock beneficially owned by each of the other entities and persons.  Each such person and entity disclaims such beneficial ownership other than with respect to shares or other securities owned by it, him or her, as the case may be.

(2)                                  Represents the number of shares of common stock into which the shares of Series A Convertible Preferred Stock held by Oak may be converted.

(3)                                  Assumes the sale by the selling stockholders of all of the shares of common stock available for resale under this prospectus.

PLAN OF DISTRIBUTION

The selling stockholders, which as used herein includes donees, pledges, transferees or other successors-in-interest selling shares received after the date of this prospectus from a selling stockholder as a gift, pledge, partnership distribution or other transfer, may, from time to time, sell, transfer or otherwise dispose of any or all of their shares on any stock exchange, market or trading facility on which the shares are traded or in private transactions.  These dispositions may be at fixed prices, at prevailing market prices at the time of sale, at prices related to the prevailing market price, at varying prices determined at the time of sale, or at negotiated prices.

The following former stockholders of AGI, who held at least five percent (5%) of AGI’s issued and outstanding capital stock immediately prior to the closing of the Merger Agreement, have entered into agreements with the Company whereby such stockholders have agreed not to sell more than 25% of the common stock of the Company acquired by such stockholders in connection with the Merger Agreement for a period of one hundred eighty (180) days following the date that this Registration Statement on Form S-3 is declared effective by the Securities and Exchange Commission:

•                  Barbara M. Fisk

•                  James R. Hudson, Jr.

•                  Helen W. McMillian

•                  Lonnie S. McMillian

•                  Susan M. Nichols

•                  Douglas Ross

•                  Robert S. Seitz

•                  Susan M. Whitehead

The selling stockholders may use any one or more of the following methods when disposing of shares:

•                                          ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•                                          block trades in which the broker-dealer will attempt to sell the shares as agent, but may position and resell a portion of the block as principal to facilitate the transaction;

•                                          purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•                                          an exchange distribution in accordance with the rules of the applicable exchange;

•                                          privately negotiated transactions;

•                                          through underwriters

•                                          short sales effected after the date the registration statement of which this prospectus is a part is declared effective by the Commission;

•                                          through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise;

•                                          broker-dealers may agree with the selling stockholders to sell a specified number of such shares at a stipulated price per share;

•                                          a combination of any such methods of sale; or

•                                          any other method permitted pursuant to applicable law.

The selling stockholders may also sell shares under Rule 144 under the Securities Act of 1933, as amended, or other exemption from registration, in each case, if available, rather than under this prospectus.  The selling stockholders are not obligated to, and there is no assurance that the selling stockholders will, sell all or any of the shares we are registering.  The selling stockholders may transfer, devise or gift such shares by other means not described in this prospectus.

In connection with the sale of our shares, the selling stockholders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the common stock in the course of hedging the positions they assume.  The selling stockholders may also sell shares of our common stock short and deliver these securities to close out their short positions, or loan or pledge the common stock to broker-dealers that in turn may sell these securities.  The selling stockholders may also enter into option or other transactions with broker-dealers or other financial institutions or the creation of one or more derivative securities which require the delivery to such broker-dealer or other financial institution of shares offered under this prospectus, which shares such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction).

The aggregate proceeds to the selling stockholders from the sale of the common stock offered by them will be the purchase price of the common stock less discounts or commissions, if any.  Each of the selling stockholders reserves the right to accept and, together with their agents from time to time, to reject, in whole or in part, any proposed purchase of common stock to be made directly or through agents.  We will not receive any of the proceeds from this offering.

Broker-dealers engaged by the selling stockholders may arrange for other broker-dealers to participate in sales.  Broker-dealers may receive commissions or discounts from the selling stockholders (or, if any broker-dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated.  The selling stockholders do not expect these commissions and discounts to exceed what is customary in the types of transactions involved.  Any profits on the resale of shares by a broker-dealer acting as principal might be deemed to be underwriting discounts or commissions under the Securities Act.  Discounts, concessions, commissions and similar selling expenses, if any, attributable to the sale of shares will be borne by the selling stockholders.  The selling stockholders may agree to indemnify any agent, dealer or broker-dealer that participates in transaction involving sales of the shares if liabilities are imposed on that person under the Securities Act.

We are required to pay certain fees and expenses incurred by us incident to the registration of the shares.  We have also agreed to indemnify Oak against certain losses, claims, damages and liabilities, including liabilities under the Securities Act.

The selling stockholders, broker-dealers or agents that participate in the sale of the common stock may be “underwriters” within the meaning of Section 2(11) of the Securities Act.  Any discounts, commissions, concessions or profit they earn on any resale of the shares may be underwriting discounts or commissions under the Securities Act.  Selling stockholders who are “underwriters” within the meaning of Section 2(11) of the Securities Act will be subject to the prospectus delivery requirements of the Securities Act.  There is no underwriter or coordinating broker acting in connection with the proposed sale of the resale shares by the selling stockholders.

The selling stockholders may from time to time pledge or grant a security interest in some or all of the shares owned by them and, if they default in the performance of any of their secured obligations, the pledges or secured parties may offer and sell the shares from time to time under this prospectus as it may be supplemented from time to time, or under an amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act amending the list of selling stockholders to include the pledge, transferee or other successors in interest as selling stockholders under this prospectus.

To the extent required, the shares to be sold, the names of the selling stockholders, the respective purchase prices and public offering prices, the names of any agents, dealer or underwriter, any applicable commissions or discounts with respect to a particular offer will be set forth in an accompanying prospectus supplement or, if appropriate, a post-effective amendment to the registration statement that includes this prospectus.

In order to comply with the securities laws of some states, if applicable, the common stock may be sold in these jurisdictions only through registered or licensed brokers or dealers.  In addition, in some states the common stock may not be sold unless it has been registered or qualified for sale or an exemption from registration or qualification requirements is available and is complied with.

The anti-manipulation rules of Regulation M under the Exchange Act may apply to sales of shares in the market and to the activities of the selling stockholders and their affiliates.  In addition, we will make copies of this prospectus (as it may be supplemented or amended from time to time) available to the selling stockholders for the purposes of satisfying the prospectus delivery requirements of the Securities Act.  The selling stockholders may indemnify any broker-dealer that participates in transaction involving the sale of the shares against certain liabilities, including liabilities arising under the Securities Act.

We have agreed with Oak to keep the registration statement of which this prospectus constitutes a part effective until the date on which the shares registered hereunder are sold.

LEGAL MATTERS

The validity of the common stock being offered hereby will be passed on by Stradling Yocca Carlson & Rauth, a Professional Corporation, Newport Beach, California.

EXPERTS

The consolidated financial statements and schedule of Clarient, Inc. as of December 31, 2008 and for the years ended December 31, 2008 and 2007 have been incorporated by reference herein and in the registration statement in reliance upon the report of KPMG LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

The audit report covering the December 31, 2008 consolidated financial statements contains an explanatory paragraph that states that the Company has suffered recurring losses from operations and negative cash flows from operations and has working capital and net capital deficiencies.  In addition, it is not probable that the Company can remain in compliance with the restrictive financial covenants in its credit facilities.  These matters raise substantial doubt about the Company’s ability to continue as a going concern.  The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.  The audit report also refers to the Company’s change in its method of accounting for uncertainties in income taxes in 2007.

The financial statements, as of and for the year ended December 31, 2009, and the related financial statement schedule, incorporated in this Prospectus by reference from the Company’s Annual Report on Form 10-K for the year ended December 31, 2009, and the effectiveness of Clarient, Inc.’s internal control over financial reporting as of December 31, 2009 have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report, which is incorporated herein by reference. Such financial statements and financial statement schedule have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

The balance sheets of Applied Genomics, Inc. as of December 31, 2008 and 2007, and the related consolidated Statements of Operations, Stockholders’ equity (deficit), and Cash flows for each of the years in the two-year period ended December 31, 2008, incorporated in this prospectus by reference from the Company’s Current Report on Form 8-K/A filed on March 5, 2010, have been audited by Beason & Nalley, inc., an independent registered accounting firm. Such financial statements have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed a registration statement on Form S-3 with the SEC with respect to the common stock covered by this prospectus or any prospectus supplement.  This prospectus does not include all of the information contained in the registration statement.  You should refer to the registration statement and its exhibits for additional information.  Whenever we make reference in this prospectus to any of our contracts, agreements or other documents, the references are not necessarily complete and you should refer to the exhibits attached to the registration statement for copies of the actual contract, agreement or other document.

We are subject to the informational requirements of the Exchange Act and in accordance therewith file periodic reports, current reports, proxy statements and other information with the SEC.  You may read and copy any document we file at the SEC’s public reference room at 100 F Street, N.E., Washington, D.C. 20549.

Please call the SEC toll free at 1-800-SEC-0330 for information about its public reference room.  You may also read our filings at the SEC’s web site at http://www.sec.gov.

INCORPORATION BY REFERENCE

The SEC allows us to incorporate by reference the information we file with it, which means that we can disclose important information to you by referring you to those documents.  The information incorporated by reference is an important part of this prospectus and information that we file subsequently with the SEC will automatically update and supersede this prospectus.  We incorporate by reference the following documents listed below and any future filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act until this offering of common stock is terminated, including all filings made after the date of the initial registration statement relating to this prospectus and prior to such effectiveness of the registration statement, except for information furnished under Item 2.02 or Item 7.01 of our Current Reports on Form 8-K which is not deemed filed and not incorporated by reference herein:

•                  our Annual Report on Form 10-K for the fiscal year ended December 31, 2009 as filed with the SEC on March 16, 2010;

•                  our Current Report on Form 8-K/A as filed with the SEC on March 8, 2010;

•                  all other reports filed by us pursuant to Section 13(a) or 15(d) of the Exchange Act since the end of the fiscal year covered by the Annual Report referred to in the first bullet above; and

•                  the description of our common stock contained in our Registration Statement on Form 8-A, filed with the SEC on June 10, 1997, including any amendment or report filed for the purpose of updating such description.

You may request a copy of these filings (other than an exhibit to a filing unless that exhibit is specifically incorporated by reference into that filing) at no cost, by writing to or telephoning us at the following address:  Investor Relations, Clarient, Inc., 31 Columbia, Aliso Viejo, California 92656; (949) 425-5700.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.  Other Expenses of Issuance and Distribution.

The following table sets forth the fees and expenses payable by the registrant in connection with the registration and sale of the securities being registered hereby.  All of such fees and expenses, except the SEC registration fee, are estimated.

SEC Registration Fee	$
Accounting Fees and Expenses		$24,000.00
Legal Fees and Expenses		$15,000.00
Miscellaneous		$1,000.00
TOTAL	$

Item 15.  Indemnification of Directors and Officers.

The Delaware General Corporation Law (the “DGCL”) permits a corporation to indemnify officers, directors, employees and agents for actions taken in good faith and in a manner they reasonably believed to be in, or not opposed to, the best interests of the corporation, and with respect to any criminal action, which they had no reasonable cause to believe was unlawful.  The DGCL provides that a corporation may advance expenses of defense (upon receipt of a written undertaking to reimburse the corporation if indemnification is not appropriate) and must reimburse a successful defendant for expenses, including attorney’s fees, actually and reasonably incurred, and permits a corporation to purchase and maintain liability insurance for its directors and officers.  The DGCL provides that indemnification may not be made for any claim, issue or matters as to which a person has been adjudged by a court of competent jurisdiction, after exhaustion of all appeals therefrom, to be liable to the corporation, unless and only to the extent a court determines that the person is entitled to indemnity for such expenses as the court deems proper.

The Certificate of Incorporation of the Company, as amended, provides that the Company will indemnify and upon request shall advance expenses to any person who is or was a party or is threatened to be made a party to any threatened, pending or completed action, suit, proceeding or claim, whether civil, criminal, administrative or investigative, by reason of the fact that he is or was or has agreed to be a director or officer of the corporation or while a director or officer is or was serving at the request of or as the agent of the corporation as a director, officer or the agent of any other corporation, partnership, joint venture, trust or other enterprise, including service with respect to employee benefit plans, against any and all expenses (including attorney’s fees and expenses), judgments, fines, penalties and amounts paid in settlement or incurred in connection with the investigation, preparation to defend or defense of such action, suit, proceeding or claim; provided, however, that the Company is not required to indemnify or advance expenses to any person in connection with any action, suit, proceeding, claim or counterclaim initiated by or on behalf of such person.  Further, the indemnification rights arising under any by-law, agreement, vote of directors or stockholder or otherwise inure to the benefit of the heirs and legal representatives of such director or officer.  The indemnification rights conferred by the Certificate of Incorporation, as amended, are not exclusive of any other right to which persons seeking indemnification may be entitled under any law, agreement or otherwise.

The bylaws of the Company, as amended, provide that the corporation shall indemnify any person who was or is an authorized representative of the corporation, and who was or is a party or is threatened to be made a party to any corporation proceeding, by reason of the fact that such person was or is an authorized representative of the corporation, against expenses judgments, penalties, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such third party proceeding if such person acted in good faith and in a manner such person reasonably believed to be in, or not opposed to, the best interests of the corporation and, with respect to any criminal third party proceeding (including any action or investigation which could or does lead to a criminal third party proceeding) had no reasonable cause to believe such conduct was unlawful.  The bylaws provided that the termination of any third party proceeding by judgment, order, settlement, indictment, conviction or upon a plea of nolo contendere or its equivalent, shall not of itself create a presumption that the authorized representative did not act in good faith and in a manner which such person reasonably believed to be in or not opposed to, the best interests of the corporation, and, with respect to any criminal third party proceeding, had reasonable cause to believe that such conduct was unlawful.  Further, the bylaws provide that the corporation shall indemnify any person who was or is an authorized representative of the corporation and who was or is a party or is threatened to be made a party to any corporate proceeding by reason of the fact that such person was or is an authorized representative of the corporation, against expenses actually and reasonably incurred by such person in connection with the defense or settlement of such corporate action if such person acted in good faith and in a manner reasonably believed to be in, or not opposed to, the best interests of the corporation, except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such corporate proceeding was pending shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such authorized representative is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.  Expenses may be paid in advance by the Company upon receipt of an undertaking by or on behalf of the person seeking indemnification to repay such amount if it shall ultimately be determined that such person is not entitled to indemnification by the Company.  The indemnification and advancement of expenses provided by the bylaws are not exclusive of any other rights to which persons seeking indemnification or advancement of expenses may be entitled under any law, agreement or otherwise.  The Company has purchased and maintains insurance on behalf of its directors, officers, employees and agents.

Item 16.  Exhibits

Exhibit No.	Description
2.1

Asset Purchase Agreement, dated March 8, 2007, by and between Clarient, Inc., Carl Zeiss Mercury, Inc., and Carl Zeiss MicroImaging, Inc. (Incorporated by reference to Exhibit 2.1 to the Registrant’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 9, 2007).

2.2

Agreement and Plan of Merger and Reorganization, dated as of December 21, 2009, by and among Clarient, Inc., Clarient Acquisition Corporation, Applied Genomics, Inc., certain stockholders of Applied Genomics, Inc., and Robert S. Seitz, as stockholders’ representative (Incorporated by reference to Exhibit 2.1 to the Registrant’s Current Report on Form 8-K filed with the Securities and Exchange Commission on December 23, 2009).

3.1

Certificate of Incorporation of the Company (as amended through June 30, 2008) (Incorporated by reference to Exhibit 3.1 to the Registrant’s Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 19, 2009).

3.2

Certificate of Designations for Series A Convertible Preferred Stock filed March 26, 2009 (Incorporated by reference to Exhibit 3.1 to the Registrant’s Current Report on Form 8-K filed with the Securities and Exchange Commission on March 27, 2009).

3.3

Certificate of Elimination for Series C Preferred Stock and Series D 5% Cumulative Convertible Preferred Stock filed March 26, 2009 (Incorporated by reference to Exhibit 3.2 to the Registrant’s Current Report on Form 8-K filed with the Securities and Exchange Commission on March 27, 2009).

3.4

By-laws of Clarient Inc. (as amended through October 15, 2007) (Incorporated by reference to Exhibit 3.2 to the Registrant’s Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 19, 2009).

4.1

Securities Purchase Agreement dated June 13, 2002 among ChromaVision Medical Systems, Inc., Safeguard Delaware, Inc. and Safeguard Scientifics, Inc. (Incorporated by reference to Exhibit 99.1 to the Registrant’s Current Report on Form 8-K filed with the Securities and Exchange Commission on June 17, 2002).

4.2

Amendment to Securities Purchase Agreement, dated March 26, 2009, entered into between Clarient, Inc. and Safeguard Delaware, Inc. (Incorporated by reference to Exhibit 10.4 to the Registrant’s Current Report on Form 8-K filed with the Securities and Exchange Commission on March 27, 2009).

4.3

Amended and Restated Registration Rights Agreement, dated February 27, 2009, by and among Clarient, Inc., Safeguard Delaware, Inc., Safeguard Scientifics, Inc., and Safeguard Scientifics (Delaware), Inc. (Incorporated by reference to Exhibit 10.4 to the Registrant’s Current Report on Form 8-K filed with the Securities and Exchange Commission on March 2, 2009).

4.4

Registration Rights Agreement, dated as of March 26, 2009, by and between Clarient, Inc. and Oak Investment Partners XII, Limited Partnership (Incorporated by reference to Exhibit 10.2 to the Registrant’s Current Report on Form 8-K filed with the Securities and Exchange Commission on March 27, 2009).

4.5

Stock Purchase Agreement, dated as of March 25, 2009, by and between Clarient, Inc. and Oak Investment Partners XII, Limited Partnership (Incorporated by reference to Exhibit 10.1 to the Registrant’s Current Report on Form 8-K filed with the Securities and Exchange Commission on March 27, 2009).

4.6

License Agreement, dated January 8, 2008, by and between Prediction Sciences, LLC and Clarient, Inc. (Incorporated by reference to Exhibit 10.3 to the Registrant’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 13, 2009).

4.7

Amendment No.1, dated October 1, 2009, to the License Agreement, dated January 8, 2008, by and between Prediction Sciences, LLC and Clarient, Inc. (Incorporated by reference to Exhibit 10.4 to the Registrant’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 13, 2009)

5.1	Opinion of Stradling Yocca Carlson & Rauth, a Professional Corporation.
23.1	Consent of Stradling Yocca Carlson & Rauth, a Professional Corporation (included in Exhibit 5.1).
23.2	Consent of KPMG LLP.
23.3	Consent of Deloitte & Touche LLP.
23.4	Consent of Beason & Nalley, Inc.
24.1	Powers of Attorney (included on signature page hereto).

Item 17.  Undertakings

(a)                                  The undersigned registrant hereby undertakes:

(1)                                  To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)                                     To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii)                                  To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement.  Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;

(iii)                               To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2)                                  That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)                                  To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(b)                                 The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c)                                  Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.  In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of their counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Aliso Viejo, State of California, on March 16, 2009.

By:	/s/ Ronald A. Andrews
Ronald A. Andrews
Vice Chairman and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, as amended, this Amendment No.1 Registration Statement on Form S-3 has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Ronald A. Andrews	Vice Chairman and Chief Executive Officer	March 16, 2010
Ronald A. Andrews	(principal executive officer)

/s/ Michael R. Rodriguez	Senior Vice President & Chief Financial Officer	March 16, 2010
Michael R. Rodriguez	(principal financial officer and principal accounting officer)

*	Director (Chairman of the Board)	March 16, 2010
James A. Datin

*	Director	March 16, 2010
Andrew W. Adams

*	Director	March 16, 2010
Peter J. Boni

*	Director	March 16, 2010
Ann Huntress Lamont

*	Director	March 16, 2010
Frank P. Slattery, Jr.

*	Director	March 16, 2010
Dennis M. Smith, Jr., M.D.

*	Director	March 16, 2010
Gregory D. Waller

*	Director	March 16, 2010
Stephen T. Zarrilli

*By:	/s/ Ronald A. Andrews
Ronald A. Andrews
Attorney-In-Fact

EXHIBIT INDEX

Exhibit No.	Description
2.1

Asset Purchase Agreement, dated March 8, 2007, by and between Clarient, Inc., Carl Zeiss Mercury, Inc., and Carl Zeiss MicroImaging, Inc. (Incorporated by reference to Exhibit 2.1 to the Registrant’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 9, 2007).

2.2

Agreement and Plan of Merger and Reorganization, dated as of December 21, 2009, by and among Clarient, Inc., Clarient Acquisition Corporation, Applied Genomics, Inc., certain stockholders of Applied Genomics, Inc., and Robert S. Seitz, as stockholders’ representative (Incorporated by reference to Exhibit 2.1 to the Registrant’s Current Report on Form 8-K filed with the Securities and Exchange Commission on December 23, 2009).

3.1

Certificate of Incorporation of the Company (as amended through June 30, 2008) (Incorporated by reference to Exhibit 3.1 to the Registrant’s Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 19, 2009).

3.2

Certificate of Designations for Series A Convertible Preferred Stock filed March 26, 2009 (Incorporated by reference to Exhibit 3.1 to the Registrant’s Current Report on Form 8-K filed with the Securities and Exchange Commission on March 27, 2009).

3.3

Certificate of Elimination for Series C Preferred Stock and Series D 5% Cumulative Convertible Preferred Stock filed March 26, 2009 (Incorporated by reference to Exhibit 3.2 to the Registrant’s Current Report on Form 8-K filed with the Securities and Exchange Commission on March 27, 2009).

3.4

By-laws of Clarient Inc. (as amended through October 15, 2007) (Incorporated by reference to Exhibit 3.2 to the Registrant’s Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 19, 2009).

4.1

Securities Purchase Agreement dated June 13, 2002 among ChromaVision Medical Systems, Inc., Safeguard Delaware, Inc. and Safeguard Scientifics, Inc. (Incorporated by reference to Exhibit 99.1 to the Registrant’s Current Report on Form 8-K filed with the Securities and Exchange Commission on June 17, 2002).

4.2

Amendment to Securities Purchase Agreement, dated March 26, 2009, entered into between Clarient, Inc. and Safeguard Delaware, Inc. (Incorporated by reference to Exhibit 10.4 to the Registrant’s Current Report on Form 8-K filed with the Securities and Exchange Commission on March 27, 2009).

4.3

Amended and Restated Registration Rights Agreement, dated February 27, 2009, by and among Clarient, Inc., Safeguard Delaware, Inc., Safeguard Scientifics, Inc., and Safeguard Scientifics (Delaware), Inc. (Incorporated by reference to Exhibit 10.4 to the Registrant’s Current Report on Form 8-K filed with the Securities and Exchange Commission on March 2, 2009).

4.4

Registration Rights Agreement, dated as of March 26, 2009, by and between Clarient, Inc. and Oak Investment Partners XII, Limited Partnership (Incorporated by reference to Exhibit 10.2 to the Registrant’s Current Report on Form 8-K filed with the Securities and Exchange Commission on March 27, 2009).

4.5

Stock Purchase Agreement, dated as of March 25, 2009, by and between Clarient, Inc. and Oak Investment Partners XII, Limited Partnership (Incorporated by reference to Exhibit 10.1 to the Registrant’s Current Report on Form 8-K filed with the Securities and Exchange Commission on March 27, 2009).

4.6

License Agreement, dated January 8, 2008, by and between Prediction Sciences, LLC and Clarient, Inc. (Incorporated by reference to Exhibit 10.3 to the Registrant’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 13, 2009).

4.7

Amendment No.1, dated October 1, 2009, to the License Agreement, dated January 8, 2008, by and between Prediction Sciences, LLC and Clarient, Inc. (Incorporated by reference to Exhibit 10.4 to the Registrant’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 13, 2009).

5.1	Opinion of Stradling Yocca Carlson & Rauth, a Professional Corporation.
23.1	Consent of Stradling Yocca Carlson & Rauth, a Professional Corporation (included in Exhibit 5.1).
23.2	Consent of KPMG LLP.
23.3	Consent of Deloitte & Touche LLP.
23.4	Consent of Beason & Nalley, Inc.
24.1	Powers of Attorney (included on signature page hereto).